

June 15, 2012

Via E-mail
Mr. Loren M. Starr
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309

      RE: **Invesco Ltd.**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 24, 2012
               Form 10-Q for the Quarter Ended March 31, 2012
               Filed May 2, 2012
               File No. 1-13908

Dear Mr. Starr:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

2. It appears that foreign pre-tax income represents approximately 46% of your income before income taxes. Given your disclosures on pages 123 and 126, it appears that foreign revenue increased 12% while foreign pre-tax income decreased 36% from December 31, 2010 to December 31, 2011. To further allow an investor to understand your businesses as a whole, please enhance your disclosure in MD&A to discuss the factors that led to a significant decrease in foreign pre-tax income despite an increase in foreign revenue. See Section 501.04 of the Financial Reporting Codification.

3. You disclose on page 26 that the adoption of ASC 810 had a significant impact on the presentation of your financial statements in 2011 and 2010, since you were required to consolidate certain CLOs that were not previously consolidated. We note that the collateral assets of the CLOs are held solely to satisfy the obligations of the CLOs and that you have no right to the benefits from, nor do you bear the risks associated with, the collateral assets held by the CLOs beyond your minimal direct investments in, and management fees generated from, the CLOs. As such, it appears that these assets may be restricted. We also note your disclosure on page 89 that you consolidate, in addition to the CLOs, other VIEs and non-VIE general partnership investments where you are deemed to have control. Please tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X. If you do not believe that you meet the requirement to provide the Schedule I parent only financial statements, please provide us with your calculations to support your basis.

Item 8 – Financial Statements and Supplementary Data, page 79

General

4. Rule 4-08(k) of Regulation S-X requires you to identify your related party transactions and amounts on the face of the balance sheet, income statement, and statement of cash flows, as applicable. Please help us understand how you have complied with this requirement.

Note 1 – Accounting Policies, page 89

Cash and Cash Equivalents, page 90

5. You disclose that the European sub-group had cash and cash equivalent balances of $440 million as of December 31, 2011. It is not clear whether this amount represents the total amount of cash and cash equivalent balances which are located outside of the United States. Please advise, or revise to also disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end.

Note 14 – Operating Leases, page 121

6. You disclose that certain leases contain escalation clauses providing for increased rent based upon maintenance, utility and tax increases. Please disclose how you account for these escalation clauses as well as any step rent provisions, capital improvement funding and other lease concessions which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

Note 16, Taxation, page 122

7. In your effective tax rate reconciliation, the non-controlling interests are presented as causing a 3.3% increase in your 2011 effective tax rate even though the non-controlling interests generated a $107.7 million loss (page 84) for the year. In 2010, the non-controlling interest is presented as causing a 6.1% decrease in your effective tax rate even though the non-controlling interests generated $171.1 million of income for the year. Please clarify for us and disclose in future filings why the 2011 losses generated by non-controlling interests did not cause a reduction in your consolidated tax rate and why the income generated in 2010 did not cause an increase in your consolidated tax rate.

Note 21 – Guarantor Condensed Consolidated Financial Statements, page 136

8. You disclose that each of the subsidiary guarantors is wholly-owned by you. Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned." Refer to Rule 3-10(i)(8)(i) of Regulation S-X.

9. We note that you present negative liabilities within the intercompany balances line item on your condensed consolidated balance sheets. This presentation understates the December 31, 2011 total liabilities of your non-guarantor subsidiaries by 15%. Please revise your presentation to reclassify any negative liabilities as assets in future filings.

10. Please describe for us the components of the "intercompany balances" liability accounts and clarify why this liability is classified as long-term instead of as current. Describe and quantify the extent to which the December 31, 2011 account balances are comprised of documented long-term borrowing agreements and whether the borrowings are interest-bearing.

11. Rule 3-10(i)(1) of Regulation S-X states that the condensed financial statements should be presented in sufficient detail to allow investors to determine the assets, results of operations and cash flows of each of the consolidated groups, and also mandates that the form and content of the condensed financial statements should follow the general guidance set forth in Rule 10-01 of Regulation S-X. In this regard, we have the following comments:

- Rule 10-01(a)(2) and (3) of Regulation S-X states that the balance sheets and statements of income should include all major captions on the face of the financial statements. Please revise your condensed consolidating balance sheets and statements of income in future filings to include major captions such as cash, debt, costs applicable to sales, related party transactions, etc.; and

- As noted in Rule 10-01(a)(4) of Regulation S-X, the statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years. Your presentation of single figures of net cash (used in)/provided by investing and financing activities does not comply with this requirement. Please revise in future filings.

12. It is not clear how the Issuer and the Parent can generate positive operating cash flows given that neither appears to have any independent operations or assets. In order for us to understand your presentation, please provide us with reconciliations between net income and operating cash flows for both the Parent and the Issuer for the year ended December 31, 2011. Also, please quantify the components of the 2011 $393.5 million operating cash flow adjustments amount. Tell us also how intercompany liability transactions are classified in these Statements of Cash Flows.

Form 10-Q for the Quarter Ended March 31, 2012

General

13. Please address the above comments in your interim filings as well, as applicable.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

14. It appears that the disclosures on pages 37-41 generally convey favorable investment results in the March 31, 2012 quarter. However, your net "Gains/(losses) of consolidated investment products" shows a $121.9 million loss for the quarter. We understand that this reflects realized and unrealized gains and losses on the underlying investments and debt of consolidated investment products. We also understand from page 53 that the net loss in the period is primarily due to losses associated with real estate investments and long-term debt of CLOs. The disclosure on page 41 states that real estate is classified within the "alternative" asset class and that this class experienced gains during the quarter. Given the magnitude of this line item to your net income in all periods, an expanded disclosure should be provided

when your consolidated investment product gain/loss cannot be fully explained by reference to the description of market developments presented in the forepart of your MD&A. Regarding the March 31 quarter, please quantify the impact of each factor on the reported net loss as it is not clear whether the real estate loss is equal to the $76.1 million change in reported fair value (page 28). Fully describe the causes of the real estate investment losses such that investors can understand the specific adverse market developments occurring in the quarter that caused the real estate losses. If the loss relates to developments in the December 31 quarter then please clarify that fact and reference the one-quarter lag cited on page 24. We recognize that the net gains/(losses) of consolidated investment products are mostly attributed to the non-controlling interests. However, since this line item reflects on the performance of the investments you manage for your customers, a substantive and informative explanation of this line item is material information because investors can reasonably expect that your ability to generate investment gains for your customers has positive implications on your future operating results – and vice versa.

15. Please clarify for us why the real estate portfolios generated material performance fees in 2012 but not in 2011 (page 49) given the real estate investment losses disclosed on page 53. Address also the increase in real estate portfolio acquisition and disposition fees included in other revenue.

16. Your disclosure on page 53 indicates that you only invest in a portion of the consolidated investment products and so the "gains and losses of consolidated investment products, net" is largely offset by noncontrolling interests. Based on page 4, it appears that the offset exceeded 90% in both the 2012 and 2011 quarters. Please clarify for us why in fiscal year 2010 the offset was 150%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief